Exhibit 12(b)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	Twelve Months Ended					Six Months Ended
	December 31,					June 30,
	2013	2014	2015	2016	2017	2018

Fixed charges, as defined:
Total interest	$234,647	$253,455	$259,894	$273,283	$275,185	$143,678
Interest applicable to rentals	5,445	5,238	5,534	4,041	5,649	2,798

Total fixed charges, as defined	240,092	258,693	265,428	277,324	280,834	146,476

Preferred distributions, as defined (a)	12,638	12,672	9,325	—	—	—

Combined fixed charges and preferred distributions, as defined	$252,730	$271,365	$274,753	$277,324	$280,834	$146,476

Earnings as defined:
Net income	$414,126	$446,022	$446,639	$622,047	$316,347	$295,952
Add:
Provision for income taxes:
Total income taxes	138,696	185,052	178,671	89,734	485,298	(33,374)
Fixed charges as above	240,092	258,693	265,428	277,324	280,834	146,476

Total earnings, as defined	$792,914	$889,767	$890,738	$989,105	$1,082,479	$409,054

Ratio of earnings to fixed charges, as defined	3.30	3.44	3.36	3.57	3.85	2.79

Ratio of earnings to combined fixed charges and preferred distributions, as defined	3.14	3.28	3.24	3.57	3.85	2.79

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(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.